Enginuity Power Systems, Inc.

ANNUAL REPORT

730 S Washington Street

Alexandria, VA 22314

1(703) 389-0690

https://enginuitypowersystems.com/

This Annual Report is dated May 11, 2023.

BUSINESS

Business: Enginuity Power Systems is a cleantech company focused on producing clean, low carbon energy through an innovative, highly efficient, scalable micro combined heat and power platform. This system, E|ONE, provides users with electricity, hot water and heat - and can integrate with solar panels and batteries. The E|ONE can serve up to 80 million homeowners and 8 million small businesses in the US alone. E|ONE can be scaled for larger applications. In 2022, Enginuity generated $11.5 million in revenues (including $8.8 million from its Katech Engineering LLC subsidiary) and our management's internal forecast projects $13+ million of revenues in 2023. Enginuity's E|ONE device is not currently available commercially.

Enginuity originally incorporated as Warren Engine Company, Inc. in 2015 in Virginia, and was reincorporated in Delaware in March 2020 under the name Enginuity Power Systems, Inc.

Business Model: Enginuity develops proprietary products until they reach commercialization, works through third parties for large scale manufacturing and assembly, and sells these products through established business channels. Enginuity also expects to generate service revenues from its US DoD government contract and through its wholly owned subsidiary, Katech Engineering LLC.

Today, Enginuity has 25 granted US patents, 3 pending US patent applications, 1 granted Canadian CHP patent, 3 pending Canadian applications, 3 pending European applications, 1

pending Korean and 1 pending Indian application. Enginuity's patent attorney expects that at least 2 of the 11 pending applications will become granted patents by the end of FY2023.

Corporate Structure: Enginuity Power Systems, Inc. is a Delaware corporation that is majority owned by its founders. In February 2020, Enginuity Power Systems purchased the assets of Katech, Inc., then a world-renowned engine builder, manufacturing and testing facility and transferred the business to Katech Engineering, LLC and commercial real estate to Sorrentino Holdings, LLC. Enginuity Power Systems is the sole member of Katech and Katech is the sole member of Sorrentino. This acquisition allowed Enginuity to accelerate its product development and commercialization program, while generating cash and reducing costs.

Previous Offerings

The Company has conducted the following offering of securities in the past three (3) years:

Type of security sold: Convertible Note
Final amount sold: $3,000,000.00
Use of proceeds: Katech Engineering LLC Acquisition, Working Capital, Product Development
Date: March 13, 2020
Offering exemption relied upon: 506(b)

Name: Common Stock (now designated Class A Common Stock)
Type of security sold: Equity
Final amount sold: $900,000.00
Number of Securities Sold: 17,218 shares
Use of proceeds: There were no cash proceeds, as these shares were issued as equity consideration for Katech asset acquisition
Date: March 14, 2020
Offering exemption relied upon: 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $557,000.00
Number of Securities Sold: 19,349 shares
Use of proceeds: Product development and general corporate expenses.
Date: June 30, 2021
Offering exemption relied upon: 506(b) and/or 4(a)(2)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $2,216,217
Number of Securities Sold: 60,932 shares
Use of proceeds: Product development and general corporate expenses
Date: August 2021 to March 10th, 2022
Offering Exemption relied upon: Reg CF

Name: Series A Convertible Senior Preferred Stock
Type of security sold: Equity
Final Amount sold: $6,537,738.98
Number of Securities Sold: 143,813 shares of Series A Preferred Stock (plus a warrant to purchase 26,151 shares of Class A Common Stock). In connection with this offering, an additional 1,039,902 shares of Series A Preferred Stock were issued as a result of a mandatory conversion of Convertible Notes.
Use of proceeds: Product development and general corporate expenses. There were no cash proceeds from the conversion of the Convertible Notes.
Day: May 18, 2022
Offering exemption relied upon: 506(b) and/or 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Enginuity Power Systems, Inc., formerly Warren engine Company, has been in business since November 2015. Between 2015 and 2022, the Company has mostly invested in research and development and engineering and, as a result, had accumulated a $13.94M deficit by the end of 2022, despite a positive contribution exceeding $1.0M by our Katech division. Enginuity's consolidated net income remained negative despite positive Katech net income contribution, due to the continued cash burn experienced by Enginuity due to product development and general corporate expenses.

As a balance sheet item of note, the long-term debt decreased significantly, from $12.6 to $1.6 million, because the $6.5M Blue Marlin May 2022 equity investment triggered Emerson Collective's Notes conversion into equity. The residual long-term debt includes a mortgage on the Katech buildings as well as Katech's equipment Notes.

Historical results and cash flows:
Historical projections are not expected to be consistent with future results. Consolidated revenues were $11.46M in 2022, up from $9.36M in 2021, driven by increased revenues from Enginuity's contract with the US Army. Katech's Engineering LLC revenues, gross margin and operating profit showed a small decline versus 2021 levels. Consolidated Net Income (Loss) moved from negative $2.22M in 2021 to negative $4.27M in 2022, driven primarily by increased in R&D, engineering and marketing expenses, as well as the costs of building prototype engines and E|ONE units.

Management believes Enginuity will achieve $13+ M of revenues in 2023 and expects another annual loss at the end of the year, as Enginuity continues to invest in product development and commercialization.

Enginuity is still raising capital and is seeking up to $35M in new equity funding in 2023. No term sheet or subscription documents have been signed up to now, but discussions continue.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $6,357,509.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Five Lakes
Amount Owed: $129,559.07
Interest rate: 5.65%
Maturity Date: July 2027

Creditor: Five Lakes
Amount Owed: $58,682.31
Interest Rate: 4.35%
Maturity Date: September 2026

Creditor: Tech Financial Services
Amount Owed: $27998.39 (March 2023)
Interest Rate: 4.66%
Maturity Date: November 2023

Creditor: Tech Financial Services
Amount Owed: $14,513.40
Interest Rate: 5.24%
Maturity Date: March 2024

Creditor: Pinnacle Financial Group
Borrower: Sorrentino Holdings LLC. Issuer guarantees this debt for the benefit of Pinnacle Financial. Board member, Greg Powell, is also a member of the Board of Pinnacle Financial.
Amount Owed: $1,449,874.34
Interest Rate: 10%
Maturity Date: January 1, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jacques Beaudry-Losique

Jacques Beaudry-Losique's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: CEO, President and Board member
Dates of Service: July 2019 - Present
Responsibilities: Starting initially as President, Jacques was appointed to the Board of Directors in March 2021 and became CEO in March 2022. As CEO, Jacques manages all the company's activities on a day-to-day basis, and periodically informs the Board of progress. Jacques is also heavily involved in raising capital for the company, as well as bringing in government funds, because of his government experience.

Jacques has had no other business experience in the past three years.

Name: Richard Steve Niswander
Steve Niswander's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chairman of the Board of Directors and Founder
Dates of Service: November 2015 - Present
Responsibilities: In addition to Chairman of the Board of Directors, Steve serves in a paid, full-time role equivalent to that of a "Chief Business Officer". He is in charge of setting up partnerships with major investors, product and channel partners and large manufacturing partners.

Steve has had no other business experience in the past three years.

Name: James Warren
James Warren's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Founder, VP of Design & Innovation and member of Board of Directors
Dates of Service: November 2015 - Present
Responsibilities: Jim is responsible for the invention of our original engine platform, as well as for multiple iterations of this engine since the company's foundation. Jim's primary focus is to provide new design ideas, and manage our creative marketing efforts. Jim is also responsible for managing our growing patent portfolio, which require constant attention.

Jim has had no other business experience in the past three years.

Name: Greg Powell
Greg’s current primary role is not with the Issuer.
Positions and offices currently held with the issuer:
Position: Board Member and Acting Chief Technology Officer
Dates of Service: November 2015 - Present
Responsibilities: In an unpaid and part-time role of acting Chief Technology Officer, Greg periodically provides innovative ideas and concepts that are added to the company's IP portfolio. Greg is responsible for a large share of our mCHP patents. Greg Powell currently services 4 hours per week in his role with the Issuer.

Greg’s current primary role is with Powell Associates.
Employer: Powell Associates
Title: President
Dates of Service: January 1983 - Present
Responsibilities: Executive Management for Real Estate and Property Management

Greg has had no other business experience in the past three years.

Name: Datta Godbole
Datta’s current primary role is not with the Issuer.
Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: May 2021 - Present
Datta currently services 2 hours per week in his role with the Issuer.

Datta’s current primary role is with Edge2Cloud IoT LLC.
Employer: Edge2Cloud IoT LLC
Title: Founder and CTO
Dates of Service: March 2020 - Present
Responsibilities: Founder and Consultant

Datta’s other business experience in the past three years:
Employer: Honeywell Building Technologies
Title: VP and CTO
Dates of Service: January 2018 - March 2020
Responsibilities: Lead R&D and Product Development Efforts

Name: Peter Kirsch
Peter's current primary role is not with the Issuer.
Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: May 2022 - Present

Peter’s current primary role is with Blue Marlin Capital Partners, LLC.
Employer: Blue Marlin.
Title: Managing Principal
Dates of Service: 2016-Today
Responsibilities: Founder and Principal Executive

Peter has had no other business experience in the past three years.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all

of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

The following is the beneficial owner of 20 percent or more of the Issuer's voting equity securities, calculated on the basis of voting power, as of the date of filing of this Form C-AR:

Name of Holder: Emerson Collective Investments, LLC
Number and Class of Securities Held: 1,039,902 shares of Series A Convertible Senior Preferred Stock
Percent of Voting Power of Outstanding Voting Equity Securities: 46.7%
Percent of Voting Power of Fully Diluted Equity Securities: 26.4%

RELATED PARTY TRANSACTIONS

Name of Entity: Emerson Collective Investments, LLC
Relationship to Company: Former creditor and current >20% beneficial owner
Nature of Interest: In connection with the private placement of Series A Convertible Senior Preferred Stock to Blue Marlin Enginuity SPV LLC, the outstanding principal of and accrued interest on each of the Convertible Notes issued to Emerson Collective were converted to shares of the Company's Series A Convertible Senior Preferred Stock on March 18, 2022.
Material Terms: The outstanding principal of and interest on the Convertible Notes that were converted totaled 11,385,240.55. Consequently, all of the Convertible Notes ceased to be in full force and effect after March 18, 2022. There was no cash consideration for this conversion.

Name of Individuals: John Wyngert / R. Steve Niswander / Greg Powell
Relationship to Company: Various
Nature of Interest: Of the 338,262 shares of Class A Common Stock (Class A Common Shares) of the Company held by John Wingert (then a significant shareholder), Mr. Wyngert transferred 328,000 Class A Common Shares to various parties, including parties who are related to Steve Niswander (Board member, officer and significant shareholder) and Greg Powell (Board member, officer), on or about May 27, 2022.

After subsequent transfers, the 328,000 shares transferred by Mr. Wingert are currently held as follows:

Holder # of Shares
River Farm Investments, LLC (1). 111,730
Enginuity Investments, LLC 93,162
Doug Powell (2) 30,191
Equity Trust (fbo James D. Turner, IRA) 25,247
Pinnacle Financial Group (3) 22,258
John W. Turner & Terri Turner 9,411
Christopher Long 9,316
Joseph E. Francone 9,316
Cole Family Investments, LLC 4,658

JEG Spendthrift Trust 2,329
JG Family Trust 2,329
James D. Turner 2,053
Stephanie Stahr 1,000
Allyson Kirkpatrick 1,000
Cassidy Turner 1,000
Haley Witt 1,000
Tessa Turner 1,000
William Bedortha 500
Susan Marshall 500

Note (1): Steve Niswander has a controlling interest in River Farm Investments, LLC
Note (2): Doug Powell is the brother of Greg Powell
Note (3): Greg Powell is a Board member of Pinnacle Financial

Material terms: The transfer and assignment of these shares resulted from the settlement of a prior loan arranged by Pinnacle Financial Group (Pinnacle) to an entity controlled by Mr. Wingert, for which the 328,000 shares were pledged as collateral. Greg is a member of the of Board of Directors of Pinnacle Financial.

The Company was neither a party to nor beneficiary of the loan or the subsequent transfers.

Name of Individuals: Jacques Beaudry-Losique / Greg Powell / Datta Godbole
Relationship to Company: Officers and Directors
Nature of Interest: In September 2022, restricted stock units (RSUs) that were previously awarded to Jacques, Greg, Datta and certain other awardees were canceled and replaced with new awards of RSUs. The new awards were for the same number of RSUs that were previously awarded.
Material Terms: The time-based accrual portion of dual trigger vesting of the new RSUs occur on a monthly basis instead of an annual basis, and the liquidity event portion of the vesting of the new RSUs do not include private placements.

OUR SECURITIES

The company has authorized shares of 6,000,000 divided into Class A Common Stock, Class B Common Stock and Series A Convertible Senior Preferred Stock.

On May 18, 2022, the Company filed with the Secretary of State of the State of Delaware the following:
(x) a Second Amended & Restated Certificate of Incorporation (attached as Exhibit B) to increase the authorized number of total shares to 6,000,000 and authorize 1,200,000 shares of undesignated preferred stock and (y) a Certificate of Designation of Series A Convertible Senior Preferred Stock (attached as Exhibit C) to establish and fix and state and express the designation, rights, preferences, powers, restrictions, and limitations of such series.

Class A and Class B Common Stock

The amount of Class A Common Stock authorized is 4,300,000 with a total of 1,044,542 issued and outstanding, 1,366,819 reserved for issued warrants and 350,000 reserved for the Company stock incentive and option plan.
The amount of Class B Common Stock authorized is 500,000 with a total of 62,739 outstanding.

Voting Rights: Except as provided by law and the Securityholders Agreement, holders of shares of Class A Common Stock are entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Class A Common Stock, exclusively and as a separate class, are entitled to elect two (2) directors of the Corporation. There are no voting rights associated with Class B Common Stock.

Material Rights: There are no liquidation preference, dividend rights, preemptive rights, conversion rights, anti-dilution rights, registration rights or other material rights associated with Class A and Class B Common Stock.

Series A Convertible Senior Preferred Stock
The amount of Series A Convertible Senior Preferred Stock authorized is 1,200,000 with a total of 1,183,715 issued and outstanding.

Voting Rights: Holders of Series A Preferred Stock are entitled to vote with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration, except as provided by law. Each share of Series A Preferred Stock shall be entitled to a number of votes equal to the number of shares of Class A Common Stock into which the Share is convertible pursuant to Section 5 of the Certificate of Designation for Series A Convertible Senior Preferred Stock. Holders of Series A Preferred Stock, exclusively and as a separate class, are entitled to elect four (4) directors of the Corporation.

Material Rights: The Series A Preferred Stock have liquidation preference, protective provisions, conversion rights (convertible to Class A Common Stock) and anti-dilution rights set forth in the Certificate of Designation for Series A Convertible Senior Preferred Stock (attached as Exhibit C).

Except as set forth in the Certificate of Designation for Series A Convertible Senior Preferred Stock and the Securityholders Agreement, there are no dividend rights, preemptive rights, registration rights or other material rights associated with the Series A Preferred Stock.

Securityholders Agreement
On May 18, 2022, the Company entered into a Securityholders Agreement with certain securityholders – i.e., Emerson Collective Investment, LLC, Blue Marlin Enginuity SPV LLC, R. Steve Niswander, James Warren and John Wingert Jr.

The Securityholders Agreement provides for customary rights of first refusal, right of co-sale, drag along rights and other transfer restrictions on these securityholders. In addition, securityholders owning at least five percent (5%) of the issued and outstanding shares of Capital Stock of the Company, on a fully diluted basis, and Blue Marlin Enginuity SPV, LLC have been granted pre-emptive rights if the Company proposes to offer or sell any new securities.

Each of these securityholder agrees to vote to ensure that the size of the Board is set at and

remains at six directors, as well as ensuring the following Board composition if certain holdings thresholds are met:

- three individuals designated by Emerson Collective Investments, LLC
- two individuals designated by Mr. Niswander
- one individual designated by Blue Marlin Enginuity SPV, LLC.

Holders of shares of Class B Common Stock are not party to or subject to this Securityholders Agreement.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their

entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may do an IPO or be acquired by an existing player in the building technologies industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed. If it cannot raise sufficient funds until it is self-sufficient, for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be

more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We may never have an operational product or service It is possible that the Company may never be able to launch the new product we are raising capital for - or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have manufactured 2 prototypes for our E-ONE product. Delays or cost overruns in the development of our E-ONE product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The common share that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our

current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition Larger, established Appliance and HVAC companies may develop competing products, or buy some of our small competitors. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. For example, electrical heat pumps are now beneficiaries from large subsidies and incentives under the 2022 Inflation Reduction act (IRA). It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Enginuity Power Systems was formed on November 11th 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Enginuity Power Systems has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue related to the new product it is raising capital for, E-ONE. If you are investing in this company, it’s because you think that our E-ONE platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. Today, we have 15 granted US patents,11 pending US patent applications, 2 pending Canadian CHP applications, 2 pending European CHP applications and 2 pending PCT applications. In addition, our patent attorney expects that at least 4 of the 11 pending applications will become granted patents by FY2021, Q4. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval’s that might be vulnerable We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely

impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our patents are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Intellectual Property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our intellectual property outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our intellectual property could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company’s performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the EPA (Environmental Protection Agency) and CARB (California Air Resource Board) and other relevant government laws and regulations. The laws and regulations impacting the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers’ operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Our current primary fuel of choice is natural gas While natural gas is by far the cleanest fossil fuel, there is pressure from activists and local, state and national governments to limit or even eliminate any fossil fuel, including natural gas. This is in turn, can raise risk perception from current and future investors. While we are working on lower carbon fuel alternatives to natural gas, there is no guarantee that the economics will work as well as those for natural gas, or that these products will be ready in time to fully replace our current market penetration projections. Policy and regulatory risk Despite

a favorable regulatory environment due to FERC order 2222, future State and Federal policy and regulation may slow down or deter homeowners from the ability to sell power to the grid, or to receive full market price for their power. If this were to occur it could affect the business and/or its anticipated plans.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 11, 2023.

Enginuity Power Systems, Inc.

By /s/Jacques Beaudry-Losique

Name: Enginuity Power Systems, Inc.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, JACQUES BEAUDRY-LOSIQUE (Print Name), the CEO (Principal Executive Officers) of ENGINUITY POWER SYSTEMS (Company Name), hereby certify that the financial statements of ENGINUITY POWER SYSTEMS (Company Name) and notes thereto for the periods ending DEC 2021 (first Fiscal Year End of Review) and DEC 2022 ______(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $ 1,642,104 ; taxable income of ($4,225,863) (negative) and total tax of $ 0 .

If the company has not filed tax returns please replace above sentence with options below and then include the information for the previous year if applicable:

[Company] has not yet filed its federal tax return for [year]."

If the company is a brand new company please replace above sentence with:

"[Company] was not in existence for the previous tax year."

If neither of these apply, please delete these additional instructions

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 27th of April 2023 (Date of Execution).

______________________ (Signature)

CEO (Title)

4/27/2023 (Date)

Enginuity Power Systems
BALANCE SHEET
As of December 31, 2022 and 2021
Unaudited

	2022	2021
ASSETS		
Current Assets		
Cash and cash equivalents	$ 6,357,509	$ 2,214,960
Accounts receivable	674,489	526,442
Inventory	1,786,826	1,344,357
Other current assets	264,698	62,744
Total current assets	9,083,522	4,148,503
Fixed assets	4,022,120	3,810,332
Less: accumulated depreciation	(756,388)	(462,853)
Goodwill	954,935	954,935
Intangible assets	502,376	298,447
Less: accumulated amortization	(23,095)	(16,681)
Total Assets	$ 13,783,470	$ 8,732,683
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts and credit cards payable	$ 790,937	$ 516,457
Customer deposits	887,795	628,090
Accrued Expenses	108,263	139,327
Deferred revenue	2,523,381	1,258,037
PPP loan payable	91,221	107,001
Notes payable, current portion	100,000	175,000
Total Current Liabilities	4,501,597	2,823,912
Convertible notes payable	-	9,385,000
Accrued interest payable	-	1,787,342
Less Current Portion of Notes Payable	(100,000)	(175,000)
Equipment-backed loans	260,390	160,134
Mortgage	1,438,971	1,481,000
Total Liabilities	6,100,958	15,462,388
SHAREHOLDERS' EQUITY		
Common stock (5,300,000 shares authorized, 1,206,542 of Class A Common Stock and 62,739 of Class B Common Stock shares issued and outstanding as of December 31, 2022)	3,703,169	2,946,774
Series A Preferred Stock (1,200,000 shares authorized and 1,183,716 outstanding as of December 31, 2022)	17,922,241	-
Retained deficit	(13,942,898)	(9,676,479)
Total Shareholders' Capital	7,682,512	(6,729,705)
Total Liabilities and Shareholders' Equity	$ 13,783,470	$ 8,732,683

Enginuity Power Systems
STATEMENT OF OPERATIONS
For Years Ending December 31, 2022 and 2021
Unaudited

	2022	2021
Revenues, net	$ 11,464,705	$ 9,362,531
Cost of goods sold-- materials	5,080,920	4,343,545
Cost of goods sold-- labor	1,044,625	947,893
Cost of goods sold-- other	2,166,925	1,172,088
Gross profit	3,172,235	2,899,005
Operating expenses		
Marketing and selling	647,392	567,312
Salaries and Wages	2,419,433	2,200,870
R & D Expenses	1,875,560	-
Building Rent & Utilities	165,605	126,155
IT/Software Expense	116,673	241,610
Repairs and Maintenance	57,863	56,893
Finance Charges	101,948	-
Insurance Expense	176,315	67,598
Other Miscellaneous Expenses	66,306	103,188
Travel and Entertainment	152,583	104,404
Engineering and Professional Fees	768,807	375,391
Taxes	61,082	
Warranty Expense	15,293	32,400
Total operating expenses	6,624,860	3,875,821
Net Operating Income (Loss)	(3,452,625)	(976,816)
PPP forgiveness income	-	-
Profit Sharing (expense)	(127,878)	(165,370)
Interest (expense)	(380,776)	(787,805)
Depreciation (expense)	(229,873)	(221,131)
Amortization (expense)	(85,208)	(72,261)
Miscellaneous Income	9,941	
Tax (provision) benefit	-	-
	(813,794)	(1,246,567)
Net Income (Loss)	$ (4,266,419)	$ (2,223,383)

Enginuity Power Systems
STATEMENT OF CHANGES TO SHAREHOLDERS' EQUITY
For Years Ending December 31, 2022 and 2021
Unaudited

	Common Stock	Series A Preferred Stock	Retained Deficit	Shareholders Capital
Balance as of January 1, 2021	**$ 1,312,664**	**$ -**	**$ (7,453,096)**	**$ (6,140,432)**
Capital contributions	1,634,110	-		1,634,110
Net Income (Loss)	-	-	(2,223,383)	(2,223,383)
Balance as of December 31, 2021	**2,946,774**	**-**	**(9,676,479)**	**(6,729,705)**
Conversion of Notes Payable into Series A Preferred Stock		11,385,241.00		
Capital contributions	756,395	6,537,000.00		7,293,395
Net Income/(Loss)	-	-	(4,266,419)	(4,266,419)
Balance as of December 31, 2022	**$ 3,703,169**	**$ 17,922,241**	**$ (13,942,898)**	**$ 7,682,512**

Enginuity Power Systems
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2022 and 2021
Unaudited

	2021	2021
Operating Activities		
Net Income (Loss)	$ (4,266,419)	$ (2,223,383)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add back: depreciation	229,873	221,131
Add back: amortization	85,208	72,261
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	(148,047)	196,964
(Increase) Decrease in inventory	(442,469)	(246,772)
(Increase) Decrease in other current assets	(201,954)	23,171
Increase (Decrease) in accounts payable	274,480	(136,391)
Increase (Decrease) in customer deposits	259,705	(589,360)
Increase (Decrease) in accrued expenses	(31,064)	139,327
Increase (Decrease) in Deferred Revenue	1,265,344	1,258,037
Increase (Decrease) in convertible note interest payable	(1,787,342)	563,100
Net cash used in operating activities	(4,762,685)	(721,915)
Investing Activities		
Capital expenditures	(430,849)	(183,755)
Net cash used in operating activities	(430,849)	(183,755)
Financing Activities		
Capital contributions	756,395	1,634,110
Capital contributions-Series A Preferred Stock	6,537,000	
Conversion of Accrued Interest and Notes Payable	11,385,241	-
Increase/(Decrease) in N/P's and Mortgage	42,447	(71,604)
Conversion of Convertible Notes Payable	(9,385,000)	-
Net change in cash from financing activities	9,336,083	1,562,506
Net change in cash and cash equivalents	4,142,549	656,836
Cash and cash equivalents at beginning of period	2,214,960	1,558,124
Cash and cash equivalents at end of period	$ 6,357,509	$ 2,214,960

Enginuity Power Systems
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
Unaudited

NOTE 1- NATURE OF OPERATIONS

ENGINUITY POWER SYSTEMS, INC. (which may be referred to as the "Company", "we", "us", or "our") was a corporation originally formed as Warren Engine Company, Inc. under the laws of Virginia on November 7, 2015. On March 25, 2020, the Company redomiciled to Delaware and was renamed as Enginuity Power Systems, Inc. The Company manufactures and develops high performance automobile engine and part upgrades.

Acquisition
In the first quarter of 2020, the Company acquired Katech, a limited liability company based in Michigan for approximately $2,198,000. The purchase price consideration consisted of $675,000 in cash, $900,000 in acquirer's stock and liabilities assumed of approximately $624,000. The results of Katech have been consolidated with the Company for financial statement presentation purposes. Subsequent the acquisition, the Company also acquired, from a different seller, the building that Katech had occupied in exchange for $1,882,967 (net of seller concessions) payable as cash considerations of $464,729 and a seller-financed promissory note for the balance, which has

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operations in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consist of funds held in the Company's checking account. As of December 31, 2022 and 2021, the Company had $ 6,357,509 and $ 2,214,960 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvement that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation and amortization is provided using the straight-line method, based on useful lives of the assets which range from 3 to 40 years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.

Income Taxes
Income Taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its manufactured power systems.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June, 2019, FASB amended ASU No. 2019-07, Compensation- Stock Compensation, to expand the scope of Topic 718, Compensation Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3- DEBT
In 2022 the Company converted the convertible loans of $ 9,385,000 and accrued interest of $ 2,000,241 totaling $ 11,385,241 into Series A Preferred Stock. The other Company obligations for equipment backed loans and an obligation on a mortgage all total $ 1,699,361. The Company records these loans as current or long term on the maturity date. The equipment backed loans, other loans and mortgage require monthly payments.

NOTE 3-DEBT (Continued)

Additionally, the Company procured $ 107,001 of funding under the CARES Act of 2020 in Paycheck Protection Program loans ("PPP Loans") backed by the US Small Business Administration (the "SBA"). The PPP Loans are forgivable if the Company uses the funds in accordance with the SBA's regulations. In 2022 Bank of America required The Company to start repaying the loan, while they are working through the forgiveness process. The Company expects to meet those requirements and have the loan forgiven.

NOTE 4- INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2022 and 2021. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2022 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently aware of any pending or threatened litigation.

NOTE 6- RELATED PARTY TRANSACTIONS

The Company is a corporation with 4,800,000 shares authorized of Class A common stock and 500,000 of Class B non-voting common stock. Aside from the 1,206,542 of Class A common stock issued and outstanding as of December 31, 2022, the Company has also issued 1,394,970 warrants for shares and 188,000 of Class A Common Shares subject to Stock Incentive Plans.

NOTE 7- CROWDFUNDED OFFERING

In 2021, the Company offered securities that is exempt from registration under Regulation CF. The offering campaign was made through StartEngine, a FINRA approved Regulation CF funding portal. That campaign continued through March 2022.

Additional Capital Raise: In May 2022, the Company raised an additional $6.5 million in a capital raise exempt from registration under Regulation D.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ENGINUITY POWER SYSTEMS, INC.

a Delaware Corporation

Enginuity Power Systems, Inc., a corporation organized and existing under the laws of the State of Delaware (the *"**Corporation**"*), hereby certifies as follows:

1. The name of the Corporation is Enginuity Power Systems, Inc. The date of filing of its original Certificate of Incorporation with the Secretary of State was March 25, 2020, under the original name, Enginuity Power Systems, Inc.

2. Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware (the *"**DGCL**"*), this Amended and Restated Certificate of Incorporation restates and integrates and further amends the provisions of the Amended and Restated Certificate of Incorporation of this Corporation.

3. This Amended and Restated Certificate of Incorporation was duly adopted by written consent of the stockholders in accordance with the applicable provisions of Sections 228, 242, and 245 of the DGCL, and written notice of the adoption of this Amended and Restated Certificate of Incorporation has been given as provided by Section 228 of the DGCL to every stockholder entitled to such notice.

4. This Amended and Restated Certificate of Incorporation restates and integrates and further amends the Amended and Restated Certificate of Incorporation of the Corporation as herein set forth in full:

ARTICLE I

The name of the Corporation is Enginuity Power Systems, Inc.

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is as follows:

Harvard Business Services, Inc.
16192 Coastal Highway
Lewes, DE 19958

The registered agent in the State of Delaware is Harvard Business Services, Inc., located in Sussex County.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

1. Authorized Stock. The total number of shares of all classes of stock that the Corporation shall have authority to issue is 6,000,000, which shall consist of (i) 4,800,000 shares of Common Stock, par value $0.01 per share of which (a) 4,300,000 shares shall be designated as Class A Common Stock (*"**Class A Common Stock**"*), and (b) 500,000 shares shall be designated as Class B Common Stock (*"**Class B Common Stock**"* and together with the Class A Common Stock, "***Common Stock***"), and (ii) 1,200,000 shares of undesignated Preferred Stock, par value $0.01 per share ("***Preferred Stock***").

2. Common Stock. The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Class A Common Stock and Class B Common Stock shall rank equally, share ratably and be identical in all respects, other than in respect of voting rights as set forth herein. Except as otherwise provided by law or this Amended and Restated Certificate of Incorporation, the holders of shares of Class A Common Stock and Class B Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

(a) Class A Common Stock. Except as otherwise required by law, this Amended and Restated Certificate of Incorporation, or any Preferred Stock Designation (as defined below), the entire voting power of the shares of the Corporation for the election of directors and for all other purposes shall be vested exclusively in the Class A Common Stock, and each holder of Class A Common Stock shall have one vote in respect of each share of Class A Common Stock held of record as of the applicable date on all matters submitted to a vote of shareholders of the Corporation, and holders of any other class or series of capital stock shall not be entitled to vote at or receive notice of any meeting of stockholders.

(b) Class B Common Stock. Except as otherwise required by law or this Amended and Restated Certificate of Incorporation, the Class B Common Stock shall be non-voting and no holder of Class B Common Stock shall have any right to vote on any matter submitted to a vote of shareholders of the Corporation; provided that so long as any shares of Class B Common Stock are outstanding, the Corporation shall not, without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation), the written consent of a majority of the outstanding shares of Class B Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Class B Common Stock at a meeting of the holders of Class B Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) this Amended and Restated Certificate of Incorporation or the bylaws of the Corporation (the "***Bylaws***") so as to adversely affect (disproportionately relative to the Class A Common Stock) the preferences, rights or powers of the Class B Common Stock.

3. Preferred Stock. The board of directors of the Corporation (the "***Board of Directors***") is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix, by resolution of the Board of Directors and the filing of a certificate in accordance with the DGCL (a "***Preferred Stock Designation***"), the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or

restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Election of directors need not be by written ballot unless the Bylaws so provide.

ARTICLE VI

The Board of Directors is authorized to make, adopt, amend, alter or repeal the Bylaws of the Corporation. The stockholders shall also have power to make, adopt, amend, alter or repeal the Bylaws of the Corporation.

ARTICLE VII

This Amended and Restated Certificate of Incorporation of the Corporation, and the Bylaws of the Corporation shall not be amended in any manner without the affirmative vote of the holders of at least a majority of the outstanding shares.

ARTICLE VIII

To the full extent permitted by the DGCL, as the same exists or may hereafter be amended, a director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated to the full extent permitted by the DGCL, as so amended. Neither any amendment or repeal of any provision of this Article, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

***

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation on May 18, 2022.

ENGINUITY POWER SYSTEMS, INC.

DocuSigned by:
Jacques Beaudry-Losique
30AFC07DDA4B49B...

By:_________________________________
Jacques Beaudry-Losique, Chief Executive Officer

CERTIFICATE OF DESIGNATION OF SERIES A CONVERTIBLE SENIOR PREFERRED STOCK OF ENGINUITY POWER SYSTEMS, INC.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware, Enginuity Power Systems, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**"), does hereby submit the following:

WHEREAS, the Amended and Restated Certificate of Incorporation of the Corporation (the "**Certificate of Incorporation**") authorizes the issuance of up to 1,200,000 shares of Preferred Stock, par value $0.01 per share, of the Corporation ("**Preferred Stock**") in one or more series, and expressly authorizes the Board of Directors of the Corporation (the "**Board**"), subject to limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock, and, with respect to each such series, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions, and limitations of the shares of such series; and

WHEREAS, it is the desire of the Board to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences, and limitations of the shares of such new series.

NOW, THEREFORE, BE IT RESOLVED, that the Board does hereby provide for the issue of a series of Preferred Stock and does hereby in this Certificate of Designation (the "**Certificate of Designation**") establish and fix and herein state and express the designation, rights, preferences, powers, restrictions, and limitations of such series of Preferred Stock as follows:

1. Designation. There shall be a series of Preferred Stock that shall be designated as "Series A Convertible Senior Preferred Stock" (the "**Series A Preferred Stock**") and the number of Shares constituting such series shall be 1,200,000. The rights, preferences, powers, restrictions, and limitations of the Series A Preferred Stock shall be as set forth herein.

2. Defined Terms. For purposes hereof, the following terms shall have the following meanings:

“**Board**” has the meaning set forth in the Recitals.

“**Certificate of Designation**” has the meaning set forth in the Recitals.

“**Certificate of Incorporation**” has the meaning set forth in the Recitals.

“**Change of Control**” means (a) any sale, lease, or transfer or series of sales, leases or transfers of all or substantially all of the assets of the Corporation; (b) any sale, transfer, or issuance (or series of sales, transfers, or issuances) of capital stock by the Corporation or the holders of Class A Common Stock (or other voting stock of the Corporation) that results in the inability of the holders of Class A Common Stock (or other voting stock of the Corporation) immediately prior to such sale, transfer, or issuance to

designate or elect a majority of the board of directors (or its equivalent) of the Corporation; or (c) any merger, consolidation, recapitalization, or reorganization of the Corporation with or into another Person (whether or not the Corporation is the surviving corporation) that results in the inability of the holders of Class A Common Stock (or other voting stock of the Corporation) immediately prior to such merger, consolidation, recapitalization, or reorganization to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company.

"Class A Common Stock" means the Class A Common Stock, par value $0.01 per share, of the Corporation.

"Class B Common Stock" means the Class B Common Stock, par value $0.01 per share, of the Corporation.

"**Common Stock**" means the Class A Common Stock and the Class B Common Stock.

"**Common Stock Deemed Outstanding**" means, at any given time, the sum of (a) the number of shares of Common Stock actually outstanding at such time, plus (b) the number of shares of Common Stock issuable upon exercise of Options actually outstanding at such time, plus (c) the number of shares of Common Stock issuable upon conversion or exchange of Convertible Securities actually outstanding at such time (treating as actually outstanding any Convertible Securities issuable upon exercise of Options actually outstanding at such time), in each case, regardless of whether the Options or Convertible Securities are actually exercisable at such time; *provided*, that Common Stock Deemed Outstanding at any given time shall not include shares owned or held by or for the account of the Corporation or any of its wholly owned Subsidiaries.

"**Convertible Securities**" means any securities (directly or indirectly) convertible into or exchangeable for Common Stock or Preferred Stock, but excluding Options.

"**Corporation**" has the meaning set forth in the Preamble.

"**Conversion Price**" has the meaning set forth in Section 5.1.

"**Conversion Shares**" means the shares of Class A Common Stock or other capital stock of the Corporation then issuable upon conversion of the Series A Preferred Stock in accordance with the terms of Section 5.

"**Date of Issuance**" means, for any Share of Series A Preferred Stock, the date on which the Corporation initially issues such Share (without regard to any subsequent transfer of such Share or reissuance of the certificate(s) representing such Share).

"**Deemed Liquidation**" has the meaning set forth in Section 3.1(b)

"**Excluded Issuances**" means any issuance or sale (or deemed issuance or sale in accordance with Section 5.4(d)) by the Corporation after the Date of Issuance of: (a) shares of Common Stock issued on the conversion of the Series A Preferred Stock; (b) shares of Common Stock (as such number of shares is equitably adjusted for subsequent stock splits, stock combinations, stock dividends, and recapitalizations) issued directly or upon the exercise of Options to directors, officers, employees, or consultants of the Corporation in connection with their service as directors of the Corporation, their employment by the Corporation, or their retention as consultants by the Corporation, in each case authorized by the Board and issued pursuant to any Board approved equity incentive plan (including all such shares of Common Stock and Options outstanding prior to the Date of Issuance); or (c) shares of Common Stock issued upon the conversion or exercise of Options (other than Options covered by clause (b) above) or Convertible Securities issued prior to the Date of Issuance, provided that such securities are not amended after the date hereof to increase the number of shares of Common Stock issuable thereunder or to lower the exercise or conversion price thereof.

"**Junior Securities**" means, collectively, the Common Stock and any other class of securities that is specifically designated as junior to the Series A Preferred Stock.

"**Liquidation**" has the meaning set forth in Section 3.1(a).

"**Liquidation Value**" means, with respect to any Share on any given date, $45.46 (as adjusted for any stock splits, stock dividends, recapitalizations, or similar transaction with respect to the Series A Preferred Stock).

"**Options**" means any warrants or other rights or options to subscribe for or purchase Common Stock or Convertible Securities.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association, or other entity.

"**Preferred Stock**" has the meaning set forth in the Recitals.

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Securityholders Agreement**" means that certain Securityholders Agreement dated as of May 18, 2022 by and among the Corporation and the Securityholders (as defined therein).

"**Series A Directors**" has the meaning set forth in Section 4.2.

"**Series A Preferred Stock**" has the meaning set forth in Section 1.

"**Series A Preferred Stock Breach**" has the meaning set forth in Section 6.1.

"**Share**" means a share of Series A Preferred Stock.

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

3. Liquidation.

3.1 Liquidation; Deemed Liquidation.

(a) Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (collectively with a Deemed Liquidation, a "**Liquidation**"), the holders of Shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Junior Securities by reason of their ownership thereof, an amount in cash equal to the aggregate Liquidation Value of all Shares held by such holder.

(b) Deemed Liquidation. The occurrence of a Change of Control (such event, a "**Deemed Liquidation**") shall be deemed a Liquidation for purposes of this Section 3. Upon the consummation of any such Deemed Liquidation, the holders of the Series A Preferred Stock shall, in consideration for cancellation of their Shares, be entitled to the same rights such holders are entitled to under this Section 3 upon the occurrence of a Liquidation, including the right to receive the full preferential payment from the Corporation of the amounts payable with respect to the Series A Preferred Stock under Section 3.1(a) hereof. Notwithstanding the foregoing, nothing in this Section 3.1(b) shall limit in any respect the right of any holder of Series A Preferred Stock to elect the benefits of either this Section 3 or Section 5.4(f) in connection with any Change of Control.

3.2 Insufficient Assets. If upon any Liquidation (or Deemed Liquidation) the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of the Shares of Series A Preferred Stock the full preferential amount to which they are entitled under Section 3.1, (a) the holders of the Shares shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective full preferential amounts which would otherwise be payable in respect of the Series A Preferred Stock in the aggregate upon such Liquidation (or Deemed Liquidation) if all amounts payable on or with respect to such Shares were paid in full, and (b) the Corporation shall not make or agree to make any payments to the holders of Junior Securities.

3.3 Notice. In the event of any Liquidation (or Deemed Liquidation), the Corporation shall, within ten (10) days of the date the Board approves such action, or no later than twenty (20) days of any stockholders' meeting called to approve such action, or

within twenty (20) days of the commencement of any involuntary proceeding, whichever is earlier, give each holder of Shares of Series A Preferred Stock written notice of the proposed action. Such written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash, and property to be received by the holders of Shares upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the Corporation shall promptly give written notice to each holder of Shares of such material change.

4. Voting.

4.1 General. Each holder of outstanding Shares of Series A Preferred Stock shall be entitled to vote with holders of outstanding shares of Class A Common Stock, voting together as a single class, with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration (whether at a meeting of stockholders of the Corporation, by written action of stockholders in lieu of a meeting or otherwise), except as provided by law. In any such vote, each Share of Series A Preferred Stock shall be entitled to a number of votes equal to the number of shares of Class A Common Stock into which the Share is convertible pursuant to Section 5 herein as of the record date for such vote or written consent or, if there is no specified record date, as of the date of such vote or written consent. Each holder of outstanding Shares of Series A Preferred Stock shall be entitled to notice of all stockholder meetings (or requests for written consent) in accordance with the Corporation's bylaws.

4.2 Election of Directors. For so long as the Series A Preferred Stock remains outstanding, the holders of record of the majority of shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect four (4) directors of the Corporation (the "**Series A Directors**"). The holders of record of the shares of Class A Common Stock, exclusively and as a separate class, are entitled to elect two (2) directors of the Corporation. Any director elected as provided in this Section 4.2 may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of record of Series A Preferred Stock or Class A Common Stock, each as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 4.2, then any directorship not so filled shall remain vacant until such time as the holders of Series A Preferred Stock or Class A Common Stock, each as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of a Series A Preferred Stock representative or the holders of a majority of the outstanding shares of Common Stock, each as the case may be, shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 4.2, a vacancy in any

directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 4.2.

4.3 Series A Preferred Stock Protective Provisions. At any time when at least 25,000 shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) are issued and outstanding, the Corporation shall not, either directly or indirectly through a subsidiary by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law, the Certificate of Incorporation, or Securityholders Agreement) the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting together as a class on an as-converted basis and separate from the holders of Common Stock, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

(a) amend, alter or repeal any provision of this Certificate of Designation or the Certificate of Incorporation or bylaws of the Corporation or any subsidiary in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock;

(b) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation, or consent to any of the foregoing, unless the holders of the Series A Preferred Stock receive cash proceeds in such transaction equal to or greater than the Liquidation Value;

(c) (i) create, or authorize the creation of, or reclassify any class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to its rights, preferences and privileges, including but not limited to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or (ii) increase the authorized number of shares of Series A Preferred Stock, or (iii) increase the authorized number of shares of any additional class or series of capital stock of the Corporation unless the same ranks junior to the Series A Preferred Stock with respect to its rights, preferences and privileges, including but not limited to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption (with such consent not to be unreasonably withheld in the event of the issuance and sale of shares pursuant to a financing of the Corporation), or unless the proceeds from the same are used to fully redeem the Series A Preferred Stock and such holders receive cash proceeds in such transaction equal to the Liquidation Value;

(d) reclassify, alter or amend any existing security of the Corporation that is junior to the Series A Preferred Stock in respect of the distribution of assets on the

liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series A Preferred Stock in respect of any such right, preference or privilege;

(e) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation or similar dividend of any subsidiary, unless such purchase, redemption, payment or declaration has received approval of a majority of the Board of Directors (including a majority of the Series A Directors);

(f) create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security, lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for money borrowed after the date of this Certificate of Designation following such action would exceed $2,000,000, unless such debt security has received the prior approval of a majority of the Board of Directors (including a majority of the Series A Directors);

(g) create, or hold capital stock in, any subsidiary that is not wholly-owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock to any party that is not the Corporation or a wholly-owned direct or indirect subsidiary of the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary to any party that is not the Corporation or a wholly-owned direct or indirect subsidiary of the Corporation;

(h) enter into any transaction with (a) any party that is related to the Corporation or any subsidiary thereof, (b) a director of the Corporation or subsidiary thereof, or (c) any Affiliate of the Corporation (other than (i) employment agreements or service provider arrangements entered into in the ordinary course of business, (ii) indemnification agreements with the members of the Board of Directors and the officers of the Corporation or (iii) repurchases of stock from terminated employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof), unless such transaction has received the approval of a majority of the Board of Directors (including a majority of the Series A Directors);

(i) hire, terminate or change the position of any executive officer of the Corporation, unless otherwise approved by a majority of the Board of Directors;

(j) issue any options, warrants, or similar derivative or phantom securities, instruments or other incentives to acquire or share in profits of the Corporation, which are (i) in excess of one percent (1%) in the aggregate of the fully diluted capitalization of the Corporation at the time of issuance or (ii) to any holder then currently holding any shares or participation rights in any Corporation incentive plan which constitute in the aggregate one percent (1%) or more of the fully diluted capitalization of the Corporation, unless such issuance is otherwise approved by a majority of the Board of Directors;

(k) increasing or decreasing the authorized number of directors constituting the Board of Directors for the Corporation except for an increase to seven (7) directors in connection with an investment in the Corporation in one or more transactions exceeding $20,000,000, or change the number of votes entitled to be cast by any director or directors on any matter; and

(l) create, adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan unless such creation, adoption, amendment, termination or repealfaf has received the approval of a majority of the Board of Directors (including a majority of the Series A Directors).

5. Conversion.

5.1 Right to Convert. Subject to the provisions of this Section 5, at any time and from time to time on or after the Date of Issuance, any holder of Series A Preferred Stock shall have the right by written election to the Corporation to convert all or any portion of the outstanding Shares of Series A Preferred Stock (including any fraction of a Share) held by such holder along with the aggregate accrued or accumulated and unpaid dividends thereon into an aggregate number of shares of Class A Common Stock (including any fraction of a share) as is determined by (i) multiplying the number of Shares (including any fraction of a Share) to be converted by the Liquidation Value thereof, (ii) adding to the result all accrued and accumulated and unpaid dividends on such Shares to be converted, and then (ii) dividing the result by the Conversion Price in effect immediately prior to such conversion. The initial conversion price per Share (the "**Conversion Price**") shall be the Liquidation Value of such Share, subject to adjustment as applicable in accordance with Section 5.4 below.

5.2 Procedures for Conversion; Effect of Conversion.

(a) Procedures for Holder Conversion. In order to effectuate a conversion of Shares of Series A Preferred Stock pursuant to Section 5.1, a holder shall (a) submit a written election to the Corporation that such holder elects to convert Shares, the number of Shares elected to be converted and (b) surrender, along with such written election, to the Corporation the certificate or certificates representing the Shares being converted, duly assigned or endorsed for transfer to the Corporation (or accompanied

by duly executed stock powers relating thereto) or, in the event the certificate or certificates are lost, stolen, or missing, accompanied by an affidavit of loss executed by the holder. The conversion of such Shares hereunder shall be deemed effective as of the date of surrender of such Series A Preferred Stock certificate or certificates or delivery of such affidavit of loss. Upon the receipt by the Corporation of a written election and the surrender of such certificate(s) and accompanying materials, the Corporation shall as promptly as practicable (but in any event within ten (10) days thereafter) deliver to the relevant holder (a) a certificate in such holder's name (or the name of such holder's designee as stated in the written election) for the number of shares of Class A Common Stock (including any fractional share) to which such holder shall be entitled upon conversion of the applicable Shares as calculated pursuant to Section 5.1 and, if applicable (b) a certificate in such holder's (or the name of such holder's designee as stated in the written election) for the number of Shares of Series A Preferred Stock (including any fractional share) represented by the certificate or certificates delivered to the Corporation for conversion but otherwise not elected to be converted pursuant to the written election. All shares of capital stock issued hereunder by the Corporation shall be duly and validly issued, fully paid, and nonassessable, free and clear of all taxes, liens, charges, and encumbrances with respect to the issuance thereof.

(b) Effect of Conversion. All Shares of Series A Preferred Stock converted as provided in this Section 5.1 shall no longer be deemed outstanding as of the effective time of the applicable conversion and all rights with respect to such Shares shall immediately cease and terminate as of such time, other than the right of the holder to receive shares of Class A Common Stock and payment in lieu of any fraction of a Share in exchange therefor.

5.3 No Charge or Payment. The issuance of certificates for shares of Class A Common Stock upon conversion of Shares of Series A Preferred Stock pursuant to Section 5.1 shall be made without payment of additional consideration by, or other charge, cost, or tax to, the holder in respect thereof.

5.4 Adjustment to Conversion Price and Number of Conversion Shares. In order to prevent dilution of the conversion rights granted under this Section 5, the Conversion Price and the number of Conversion Shares issuable on conversion of the Shares of Series A Preferred Stock shall be subject to adjustment from time to time as provided in this Section 5.4.

(a) Adjustment to Conversion Price upon Issuance of Common Stock. Except as provided in Section 5.4(c) and except in the case of an event described in either Section 5.4(e) or Section 5.4(f), if the Corporation shall, at any time or from time to time after the Date of Issuance, issue or sell, or in accordance with Section 5.4(d) is deemed to have issued or sold, any shares of Common Stock without consideration or for consideration per share less than the Conversion Price in effect immediately prior to such issuance or sale (or deemed issuance or sale), then

immediately upon such issuance or sale (or deemed issuance or sale), the Conversion Price in effect immediately prior to such issuance or sale (or deemed issuance or sale) shall be reduced (and in no event increased) to a Conversion Price equal to the quotient obtained by dividing:

(i) the sum of (A) the product obtained by multiplying the Common Stock Deemed Outstanding immediately prior to such issuance or sale (or deemed issuance or sale) by the Conversion Price then in effect plus (B) the aggregate consideration, if any, received by the Corporation upon such issuance or sale (or deemed issuance or sale); by

(ii) the sum of (A) the Common Stock Deemed Outstanding immediately prior to such issuance or sale (or deemed issuance or sale) plus (B) the aggregate number of shares of Common Stock issued or sold (or deemed issued or sold) by the Corporation in such issuance or sale (or deemed issuance or sale).

Whenever following the Date of Issuance, the Corporation shall issue or sell, or in accordance with Section 5.4(d) is deemed to have issued or sold, any shares of Common Stock, the Corporation shall prepare a certificate signed by an executive officer setting forth, in reasonable detail, the number of shares issued or sold, or deemed issued or sold, the amount and the form of the consideration received by the Corporation, and the method of computation of such amount and shall cause copies of such certificate to be mailed to the holders of record of Series A Preferred Stock at the address specified for such holder in the books and records of the Corporation (or at such other address as may be provided to the Corporation in writing by such holder).

(b) Adjustment to Number of Conversion Shares upon Adjustment to Conversion Price. Upon any and each adjustment of the Conversion Price as provided in Section 5.4(a), the number of Conversion Shares issuable upon the conversion of the Series A Preferred Stock immediately prior to any such adjustment shall be increased to a number of Conversion Shares equal to the quotient obtained by dividing:

(i) the product of (A) the Conversion Price in effect immediately prior to any such adjustment multiplied by (B) the number of Conversion Shares issuable upon conversion of the Series A Preferred Stock immediately prior to any such adjustment; by

(ii) the Conversion Price resulting from such adjustment.

(c) Exceptions To Adjustment Upon Issuance of Common Stock. Anything herein to the contrary notwithstanding, there shall be no adjustment to the Conversion Price or the number of Conversion Shares issuable upon conversion of the Series A Preferred Stock with respect to any Excluded Issuance.

(d) Effect of Certain Events on Adjustment to Conversion Price. For purposes of determining the adjusted Conversion Price under Section 5.4(a) hereof, the following shall be applicable:

(i) Issuance of Options. If the Corporation shall, at any time or from time to time after the Date of Issuance, in any manner grant or sell (whether directly or by assumption in a merger or otherwise) any Options, whether or not such Options or the right to convert or exchange any Convertible Securities issuable upon the exercise of such Options are immediately exercisable, and the price per share (determined as provided in this paragraph and in Section 5.4(d)(v)) for which Common Stock is issuable upon the exercise of such Options or upon the conversion or exchange of Convertible Securities issuable upon the exercise of such Options is less than the Conversion Price in effect immediately prior to the time of the granting or sale of such Options, then the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total maximum amount of Convertible Securities issuable upon the exercise of such Options shall be deemed to have been issued as of the date of granting or sale of such Options (and thereafter shall be deemed to be outstanding for purposes of adjusting the Conversion Price under Section 5.4(a)), at a price per share equal to the quotient obtained by dividing (A) the sum (which sum shall constitute the applicable consideration received for purposes of Section 5.4(a)) of (x) the total amount, if any, received or receivable by the Corporation as consideration for the granting or sale of all such Options, plus (y) the minimum aggregate amount of additional consideration payable to the Corporation upon the exercise of all such Options, plus (z), in the case of such Options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the issuance or sale of all such Convertible Securities and the conversion or exchange of all such Convertible Securities, by (B) the total maximum number of shares of Common Stock issuable upon the exercise of all such Options or upon the conversion or exchange of all Convertible Securities issuable upon the exercise of all such Options. Except as otherwise provided in Section 5.4(d)(iii), no further adjustment of the Conversion Price shall be made upon the actual issuance of Common Stock or of Convertible Securities upon exercise of such Options or upon the actual issuance of Common Stock upon conversion or exchange of Convertible Securities issuable upon exercise of such Options.

(ii) Issuance of Convertible Securities. If the Corporation shall, at any time or from time to time after the Date of Issuance, in any manner grant or sell (whether directly or by assumption in a merger or otherwise) any Convertible Securities, whether or not the right to convert or exchange any such Convertible Securities is immediately exercisable, and the price per share (determined as provided in this paragraph and in Section 5.4(d)(v)) for which

Common Stock is issuable upon the conversion or exchange of such Convertible Securities is less than the Conversion Price in effect immediately prior to the time of the granting or sale of such Convertible Securities, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of the total maximum amount of such Convertible Securities shall be deemed to have been issued as of the date of granting or sale of such Convertible Securities (and thereafter shall be deemed to be outstanding for purposes of adjusting the Conversion Price pursuant to Section 5.4(a)), at a price per share equal to the quotient obtained by dividing (A) the sum (which sum shall constitute the applicable consideration received for purposes of Section 5.4(a)) of (x) the total amount, if any, received or receivable by the Corporation as consideration for the granting or sale of such Convertible Securities, plus (y) the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the conversion or exchange of all such Convertible Securities, by (B) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities. Except as otherwise provided in Section 5.4(d)(iii), (A) no further adjustment of the Conversion Price shall be made upon the actual issuance of Common Stock upon conversion or exchange of such Convertible Securities and (B) no further adjustment of the Conversion Price shall be made by reason of the issue or sale of Convertible Securities upon exercise of any Options to purchase any such Convertible Securities for which adjustments of the Conversion Price have been made pursuant to the other provisions of this Section 5.4(d).

(iii) Change in Terms of Options or Convertible Securities. Upon any change in any of (A) the total amount received or receivable by the Corporation as consideration for the granting or sale of any Options or Convertible Securities referred to in Section 5.4(d)(i) or Section 5.4(d)(ii) hereof, (B) the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the exercise of any Options or upon the issuance, conversion, or exchange of any Convertible Securities referred to in Section 5.4(d)(i) or Section 5.4(d)(ii) hereof, (C) the rate at which Convertible Securities referred to in Section 5.4(d)(i) or Section 5.4(d)(ii) hereof are convertible into or exchangeable for Common Stock, or (D) the maximum number of shares of Common Stock issuable in connection with any Options referred to in Section 5.4(d)(i) hereof or any Convertible Securities referred to in Section 5.4(d)(ii) hereof (in each case, other than in connection with an Excluded Issuance), then (whether or not the original issuance or sale of such Options or Convertible Securities resulted in an adjustment to the Conversion Price pursuant to this Section 5.4) the Conversion Price in effect at the time of such change shall be adjusted or readjusted, as applicable, to the Conversion Price which would have been in effect at such time pursuant to the provisions of this Section 5.4 had such Options or Convertible Securities still outstanding provided for such changed consideration, conversion rate, or maximum

number of shares, as the case may be, at the time initially granted, issued, or sold, but only if as a result of such adjustment or readjustment the Conversion Price then in effect is reduced, and the number of Conversion Shares issuable upon the conversion of the Series A Preferred Stock immediately prior to any such adjustment or readjustment shall be correspondingly adjusted or readjusted pursuant to the provisions of Section 5.4(b).

(iv) Treatment of Expired or Terminated Options or Convertible Securities. Upon the expiration or termination of any unexercised Option (or portion thereof) or any unconverted or unexchanged Convertible Security (or portion thereof) for which any adjustment (either upon its original issuance or upon a revision of its terms) was made pursuant to this Section 5.4 (including without limitation upon the redemption or purchase for consideration of all or any portion of such Option or Convertible Security by the Corporation), the Conversion Price then in effect hereunder shall forthwith be changed pursuant to the provisions of this Section 5.4 to the Conversion Price which would have been in effect at the time of such expiration or termination had such unexercised Option (or portion thereof) or unconverted or unexchanged Convertible Security (or portion thereof), to the extent outstanding immediately prior to such expiration or termination, never been issued.

(v) Calculation of Consideration Received. If the Corporation shall, at any time or from time to time after the Date of Issuance, issue or sell, or is deemed to have issued or sold in accordance with Section 5.4(d), any shares of Common Stock, Options, or Convertible Securities: (A) for cash, the consideration received therefor shall be deemed to be the net amount received by the Corporation therefor; (B) for consideration other than cash, the amount of the consideration other than cash received by the Corporation shall be the fair value of such consideration, except where such consideration consists of marketable securities, in which case the amount of consideration received by the Corporation shall be the market price (as reflected on any securities exchange, quotation system, or association or similar pricing system covering such security) for such securities as of the end of business on the date of receipt of such securities; (C) for no specifically allocated consideration in connection with an issuance or sale of other securities of the Corporation, together comprising one integrated transaction, the amount of the consideration therefor shall be deemed to be the fair value of such portion of the aggregate consideration received by the Corporation in such transaction as is attributable to such shares of Common Stock, Options, or Convertible Securities, as the case may be, issued in such transaction; or (D) to the owners of the non-surviving entity in connection with any merger in which the Corporation is the surviving corporation, the amount of consideration therefor shall be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such shares of Common Stock, Options, or Convertible Securities, as the case may be, issued to such owners. The net

amount of any cash consideration and the fair value of any consideration other than cash or marketable securities shall be determined in good faith jointly by the Board and holders of not less than 50% of the then outstanding Shares of Series A Preferred Stock.

(vi) Record Date. For purposes of any adjustment to the Conversion Price or the number of Conversion Shares in accordance with this Section 5.4, in case the Corporation shall take a record of the holders of its Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Stock, Options, or Convertible Securities or (B) to subscribe for or purchase Common Stock, Options, or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(vii) Treasury Shares. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Corporation or any of its wholly-owned subsidiaries, and the disposition of any such shares (other than the cancellation or retirement thereof or the transfer of such shares among the Corporation and its wholly-owned subsidiaries) shall be considered an issue or sale of Common Stock for the purpose of this Section 5.4.

(e) Adjustment to Conversion Price and Conversion Shares upon Dividend, Subdivision, or Combination of Common Stock. If the Corporation shall, at any time or from time to time after the Date of Issuance, (i) pay a dividend or make any other distribution upon the Common Stock or any other capital stock of the Corporation payable in shares of Common Stock or in Options or Convertible Securities, or (ii) subdivide (by any stock split, recapitalization, or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to any such dividend, distribution, or subdivision shall be proportionately reduced and the number of Conversion Shares issuable upon conversion of the Series A Preferred Stock shall be proportionately increased. If the Corporation at any time combines (by combination, reverse stock split, or otherwise) its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall be proportionately increased and the number of Conversion Shares issuable upon conversion of the Series A Preferred Stock shall be proportionately decreased. Any adjustment under this Section 5.4(e) shall become effective at the close of business on the date the dividend, subdivision, or combination becomes effective.

(f) Adjustment to Conversion Price and Conversion Shares upon Reorganization, Reclassification, Consolidation, or Merger. In the event of any (i)

capital reorganization of the Corporation, (ii) reclassification of the stock of the Corporation (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), (iii) consolidation or merger of the Corporation with or into another Person, (iv) sale of all or substantially all of the Corporation's assets to another Person or (v) other similar transaction (other than any such transaction covered by Section 5.4(e)), in each case which entitles the holders of Common Stock to receive (either directly or upon subsequent liquidation) stock, securities, or assets with respect to or in exchange for Common Stock, each Share of Series A Preferred Stock shall, immediately after such reorganization, reclassification, consolidation, merger, sale, or similar transaction, remain outstanding and shall thereafter, in lieu of or in addition to (as the case may be) the number of Conversion Shares then convertible for such Share, be exercisable for the kind and number of shares of stock or other securities or assets of the Corporation or of the successor Person resulting from such transaction to which such Share would have been entitled upon such reorganization, reclassification, consolidation, merger, sale, or similar transaction if the Share had been converted in full immediately prior to the time of such reorganization, reclassification, consolidation, merger, sale, or similar transaction and acquired the applicable number of Conversion Shares then issuable hereunder as a result of such conversion (without taking into account any limitations or restrictions on the convertibility of such Share, if any); and, in such case, appropriate adjustment (in form and substance satisfactory to the holder of such Share) shall be made with respect to such holder's rights under this Certificate of Designation to insure that the provisions of this Section 5 hereof shall thereafter be applicable, as nearly as possible, to the Series A Preferred Stock in relation to any shares of stock, securities, or assets thereafter acquirable upon conversion of Series A Preferred Stock (including, in the case of any consolidation, merger, sale, or similar transaction in which the successor or purchasing Person is other than the Corporation, an immediate adjustment in the Conversion Price to the value per share for the Common Stock reflected by the terms of such consolidation, merger, sale, or similar transaction, and a corresponding immediate adjustment to the number of Conversion Shares acquirable upon conversion of the Series A Preferred Stock without regard to any limitations or restrictions on conversion, if the value so reflected is less than the Conversion Price in effect immediately prior to such consolidation, merger, sale, or similar transaction). The provisions of this Section 5.4(f) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, or similar transactions. The Corporation shall not effect any such reorganization, reclassification, consolidation, merger, sale, or similar transaction unless, prior to the consummation thereof, the successor Person (if other than the Corporation) resulting from such reorganization, reclassification, consolidation, merger, sale, or similar transaction, shall assume, by written instrument substantially similar in form and substance to this Certificate of Designation (in form and substance satisfactory to the holder of such Share), the obligation to deliver to the holders of Series A Preferred Stock such shares of stock, securities, or assets which, in accordance with the foregoing provisions, such holders shall be entitled to receive upon conversion of the Series A Preferred Stock.

Notwithstanding anything to the contrary contained herein, with respect to any corporate event or other transaction contemplated by the provisions of this Section 5.4(f), each holder of Shares of Series A Preferred Stock shall have the right to elect prior to the consummation of such event or transaction, to give effect to the provisions of Section 3.1(b) (if applicable to such event or transaction) or Section 5 hereunder, instead of giving effect to the provisions contained in this Section 5.4(f) with respect to such holder's Series A Preferred Stock.

(g) Certain Events. If any event of the type contemplated by the provisions of this Section 5.4 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights, or other rights with equity features) occurs, then the Board shall make an appropriate adjustment in the Conversion Price and the number of Conversion Shares issuable upon conversion of Shares of Series A Preferred Stock so as to protect the rights of the holder of such Shares in a manner consistent with the provisions of this Section 5; *provided*, that no such adjustment pursuant to this Section 5.4 shall increase the Conversion Price or decrease the number of Conversion Shares issuable as otherwise determined pursuant to this Section 5.

(h) Certificate as to Adjustment.

(i) As promptly as reasonably practicable following any adjustment of the Conversion Price, the Corporation shall furnish to each holder of record of Series A Preferred Stock at the address specified for such holder in the books and records of the Corporation (or at such other address as may be provided to the Corporation in writing by such holder) a certificate of an executive officer setting forth in reasonable detail such adjustment and the facts upon which it is based and certifying the calculation thereof.

(ii) As promptly as reasonably practicable following the receipt by the Corporation of a written request by any holder of Series A Preferred Stock, the Corporation shall furnish to such holder a certificate of an executive officer certifying the Conversion Price then in effect and the number of Conversion Shares or the amount, if any, of other shares of stock, securities, or assets then issuable to such holder upon conversion of the Shares of Series A Preferred Stock held by such holder.

(i) Notices. In the event:

(i) that the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series A Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, to vote at a meeting (or by written consent), to receive any right to subscribe for or

purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(ii) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, any consolidation or merger of the Corporation with or into another Person, or sale of all or substantially all of the Corporation's assets to another Person; or

(iii) of the voluntary or involuntary dissolution, liquidation, or winding-up of the Corporation;

then, and in each such case, the Corporation shall send or cause to be sent to each holder of record of Series A Preferred Stock at the address specified for such holder in the books and records of the Corporation (or at such other address as may be provided to the Corporation in writing by such holder) at least thirty (30) days prior to the applicable record date or the applicable expected effective date, as the case may be, for the event, a written notice specifying, as the case may be, (A) the record date for such dividend, distribution, meeting or consent, or other right or action, and a description of such dividend, distribution, or other right or action to be taken at such meeting or by written consent, or (B) the effective date on which such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation, or winding-up is proposed to take place, and the date, if any is to be fixed, as of which the books of the Corporation shall close or a record shall be taken with respect to which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon conversion of the Series A Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation, or winding-up, and the amount per share and character of such exchange applicable to the Series A Preferred Stock and the Conversion Shares.

6. Breach of Obligations.

6.1 Series A Preferred Stock Breach. A breach by the Corporation of the rights, preferences, powers, restrictions, and limitations of the Series A Preferred Stock set forth herein shall mean the occurrence of one or more of any of the events and conditions set forth in this Section 6.1 (each such event or condition, a "**Series A Preferred Stock Breach**"), whether such event or condition occurs voluntarily or involuntarily, by operation of law or pursuant to any judgment, order, decree, rule, or regulation and regardless of the reason or cause of such event or condition.

(a) Nonpayment of Liquidation Payments. The failure of the Corporation to make any liquidation payment when due pursuant to Section 3, in each case whether or not such payment is legally permissible or is otherwise prohibited.

(b) Bankruptcy or Insolvency. The Corporation or any of its Subsidiaries (i) becomes insolvent or admits its inability to pay its debts generally as they become due; (ii) becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law, which is not fully stayed within seven (7) days or is not dismissed or vacated within forty-five (45) days after filing; (iii) makes a general assignment for the benefit of creditors; or (iv) has a receiver, trustee, custodian, or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business.

(c) Judgments. A judgment in excess of $25,000,000 is rendered against the Corporation or any of its Subsidiaries and such judgment is not (i) either discharged or execution thereof stayed pending appeal, in each case within sixty (60) days after entry thereof, or (ii) discharged within sixty (60) days after the expiration of any stay pending appeal.

6.2 Consequences of Breach. In addition to any other rights which a holder of Shares of Series A Preferred Stock is entitled under any other contract or agreement and any other rights such holder may have pursuant to applicable law, the holders of Shares of Series A Preferred Stock shall have the rights and remedies set forth in this Section 6.2 on the occurrence of a Series A Preferred Stock Breach.

(a) Adjustment to Conversion Price. If a Series A Preferred Stock Breach has occurred and is continuing for a period of thirty (30) days, the then current Conversion Price of the Series A Preferred Stock shall be reduced immediately to ninety percent (90%) of the Conversion Price in effect immediately prior to such reduction, and the number of Conversion Shares issuable on conversion of the Shares of Series A Preferred Stock shall be immediately proportionately increased to a number of Shares calculated pursuant to the provisions of Section 5.1 above.

7. Reissuance of Series A Preferred Stock. Any Shares of Series A Preferred Stock redeemed, converted, or otherwise acquired by the Corporation or any Subsidiary shall be cancelled and retired as authorized and issued shares of capital stock of the Corporation and no such Shares shall thereafter be reissued, sold, or transferred.

8. Notices. Except as otherwise provided herein, all notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent (a) to the Corporation, at its principal executive offices and (b) to any stockholder, at such holder's address at it appears in the stock records of the Corporation (or at such other

address for a stockholder as shall be specified in a notice given in accordance with this Section 8).

9. Amendment and Waiver. No provision of this Certificate of Designation may be amended, modified, or waived except by an instrument in writing executed by the Corporation and holders of not less than 50% of the then outstanding Shares of Series A Preferred Stock, and any such written amendment, modification, or waiver will be binding upon the Corporation and each holder of Series A Preferred Stock; *provided*, that no such action shall change or waive (a) the definition of Liquidation Value, or (b) this Section 9, without the prior written consent of each holder of outstanding Shares of Series A Preferred Stock; *provided*, *further*, that no amendment, modification, or waiver of the terms or relative priorities of the Series A Preferred Stock may be accomplished by the merger, consolidation, or other transaction of the Corporation with another corporation or entity unless the Corporation has obtained the prior written consent of the holders in accordance with this Section 9.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation by its Chief Executive Officer this May 18, 2022.

ENGINUITY POWER SYSTEMS, INC.

DocuSigned by:

By: Jacques Beaudry-Losique

30A5C07DDA4B49B...

Jacques Beaudry-Losique
Chief Executive Officer

CERTIFICATION

I, Jacques Beaudry-Losique, Principal Executive Officer of Enginuity Power Systems, Inc., hereby certify that the financial statements of Enginuity Power Systems, Inc. included in this Report are true and complete in all material respects.

Jacques Beaudry-Losique

CEO